FLUSHING SAVINGS BANK, FSB
                               401(k) SAVINGS PLAN
                             in RSI RETIREMENT TRUST


                              FINANCIAL STATEMENTS

                      As of December 31, 1999 and 1998 and
                      for the year ended December 31, 1999
                           and Supplemental Schedules

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Index

                                                                         Page(s)

Report of Independent Accountants                                             2

Financial statements:
      Statements of net assets available for plan benefits with fund
         information as of December 31, 1999 and 1998                         3
      Statements of changes in net assets available for benefits
        for the year ended December 31, 1999                                  4

      Notes to financial statements                                         5-8

Supplemental schedules:
      Item 4i - Schedule of assets held for investment purposes
         as of December 31, 1999                                              9

Report of Independent Accountants


To the Directors' Examining Committee and
Benefits Committee of Flushing Financial Corporation


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Flushing Savings Bank, FSB 401(k) Savings Plan in RSI REetirementTrust (the 'Plan') as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits  were made for the  purpose  of  forming an opinion on the  financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
New York, New York
October 14, 2000

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Statements of Net Assets Available for Plan Benefits

As of December 31, 1999 and 1998

                                                                       December 31,                 December 31,
                                                                           1999                         1998
                                                                    -------------------          -------------------
Assets:
  Investments at fair value (Note 3)                                        $4,592,488                   $3,788,326
  Participant loans                                                            153,747                      199,974
                                                                    -------------------          -------------------
        Total assets                                                         4,746,235                    3,988,300
                                                                    -------------------          -------------------

Liabilities:
  Benefits Payable                                                                 271                          475
                                                                    -------------------          -------------------
        Total liabilities                                                          271                          475
                                                                    -------------------          -------------------

          Net assets available
              for plan benefits                                             $4,745,964                   $3,987,825
                                                                    -------------------          -------------------


The accompanying notes are an integral part of these financial statements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 1999

Additions:

  Net appreciation in the fair value of investment                   $  591,248

  Contributions:
    Employer, net of forfeitures                                        115,903
    Participants                                                        317,557
                                                                ----------------
    Total additions                                                   1,024,708

Deductions:

    Distributions to participants                                       266,298
    Benefits payable                                                        271
                                                                ----------------

    Net increase in net assets available for plan benefits              758,139

    Net assets available for plan benefits-December 31, 1998          3,987,825
                                                                ----------------

    Net assets available for plan benefits-December 31, 1999         $4,745,964
                                                                ----------------

 The accompanying notes are an integral part of these financial statements.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements

1.       Description of Plan:

The following description of the Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust (the 'Plan') provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a.       General:
              The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Flushing Savings Bank, FSB (the 'Bank') who have completed one year of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ('ERISA').

b.       Contributions:
              Participant contributions can be no less than 2% nor greater than 10% of their base compensation for each plan year and cannot exceed $10,000 annually for the plan year ended December 31, 1999, adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant's basic contributions up to a maximum of 3% of the participant's base compensation. Of the 50% match, one half of the match will be invested into the Flushing Financial Corporation Common Stock Fund. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, state, or local income taxes until withdrawn from the Plan. Participant forfeitures serve to reduce the contribution due from the Bank. Participant's may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

c.       Participant accounts:
              Each participant's account is credited with the participant's
              contributions and the Bank's matching  contributions.  The    plan
              assets are segregated into eight investment accounts: Core Equity Fund, Emerging Growth Equity Fund, Value Equity Fund, Intermediate-Term Bond Fund, Actively Managed Bond Fund, Short-Term Investment Fund, Retirement System Group Common Stock Fund and Flushing Financial Corporation Common Stock Fund. The assets of the Flushing Financial Corporation Common Stock Fund are held by HSBC Bank USA. The other plan assets are held by the RSI Retirement Trust.

              Certain assets are not allocated to the above investment accounts. Those unallocated amounts represent contributions pending allocation to the designed investment accounts. In accordance with the provisions of the Plan, net assets are to be valued from time to time, but not less often than monthly, and the increase or decrease in such value since the last valuation date is allocated among the participants' accounts so as to preserve each participant's beneficial interest in the Plan.

d.       Vesting:
              Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions on behalf of each participant is based on years of service. A participant is 100 percent vested after six years of credited service. At December 31, 1999, forfeited nonvested accounts totaled $9,483, which will be used to reduce future employer contributions.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements, Continued

e.       Investment options:
              Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the eight investment accounts.

f.       Payment of benefits:
              Upon termination of service, a participant is entitled to receive a lump sum or, in certain circumstances, quarterly, semi-annual, or annual installments, equal to the value of his or her account to the extent such funds are vested.

g.       Voting rights:
              With respect to the Flushing Financial Corporation Common Stock Fund, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant's account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. The shares held in the Retirement System Group Common Stock Fund are voted at the discretion of the Plan Sponsor. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

h.       Loans to participants:
              Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principle residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime rounded to the nearest one quarter of one percent). Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of (i) 50% of the net value of a participant's vested account balance or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 1999, outstanding loans bore interest rates in the range of 6.0% to 10.0%.

2.       Summary of Significant Accounting Policies:

a.       Investment Valuation:
              The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

              The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its funds and common stock, which consists of the realized gains or losses, unrealized appreciation (depreciation) and dividend or interest income on securities held by those funds. Dividend and interest income on investments held by the funds are reinvested by each fund.


Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements, Continued

b.       Expenses:
              The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee, are paid from the Plan unless paid by the Bank at its discretion. For the year ended December 31, 1999, the Bank elected to pay the expenses of the Plan.

c.       Other:
              Interest income on loans is recorded as earned on an accrual basis.

d.       Payment of benefits:
              Benefit payments to participants are recorded upon distribution.

e.       Estimates:
              The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the period and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.       Risks and uncertainties:
              The Plan provides for various investment options in any combination of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3.       Investments

         The following presents investments that represent five percent or more of the Plan's net assets.

                                                                                         December 31,        December 31,
                                                                                             1999                1998
                                                                                       -----------------    ----------------
             Core Equity Fund, 13,767.506 and 13,429.024 shares, respectively                $1,577,205          $1,285,114

             Emerging Growth Equity Fund, 5,807.006 and 5,241.219
                shares, respectively                                                            696,202             356,403

             Value Equity Fund, 6,932.797 and 6,421.550 shares, respectively                    539,926             437,243

             Short Term Investment Fund, 14,062.734 and 13,148.796 shares,
                Respectively                                                                    330,474             296,768

             Flushing Financial Corporation common Stock Fund, 82,047
                and 59,234.378 shares, respectively                                           1,266,818           1,251,979

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST

Notes to Financial Statements, Continued


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $591,248 as follows:

Core Equity Fund                                                       $264,553
Emerging Growth Equity Fund                                             301,655
Value Equity Fund                                                        64,697
Short-term Investment Fund                                               14,337
Intermediate-term Bond Fund                                                 883
Actively Managed Bond Fund                                               (1,858)
Retirement System Group Inc. Common Stock                                    55
Flushing Financial Corporation Common Stock Fund                        (53,074)
                                                             -------------------
   Total appreciation                                                  $591,248
                                                             -------------------


4.       Plan Termination:

         Although it has not expressed any intent to do so,the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.


5.       Federal Tax Status:

         The Internal Revenue Service has determined and informed the Company by a signed letter dated January 5, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN in RSI RETIREMENT TRUST


Item 4i - Schedule of Assets Held for Investment Purposes

As of December 31, 1999

   Number of                                                                                              Market
    Units or                                                                                            Value Per
     Shares                Description of Investment               Cost*          Fair Value            Unit/Share
-----------------    --------------------------------------    --------------     ---------------    -----------------
      13,767.506     Core Equity Fund                              $ 438,082         $ 1,577,205               114.56

       5,807.006     Emerging Growth Equity Fund                     433,493             696,202               119.89

       6,932.797     Value Equity Fund                               443,976             539,926                77.88

      14,062.734     Short-Term Investment Fund                      331,599             330,474                23.50

       3,068.597     Actively Managed Bond Fund                      119,368             113,170                36.88

       1,642.380     Intermediate-Term Bond Fund                      58,600              56,646                34.49

         458.735     Retirement System Group, Inc.                     2,252               2,344                 5.11

              --     Loans to participants**                         153,747             153,747                   --

      82,047.000     Flushing Financial Corporation                  872,017           1,266,818              14.8125
                          Stock Fund***
                                                               --------------     ---------------

                                     Total                       $ 2,853,134         $ 4,736,532
                                                               --------------     ---------------

      *  Represents the Plan's percentage of each fund's historical cost.
     ** Loans bear a rate of interest of prime rounded to the nearest one quarter of one percent. Interest rate range of 6.0% to 10.0% for all outstanding loans to participants as of December 31, 1999.
    *** Flushing Financial corporation Stock Fund includes $51,497 in cash equivalents.